Filed by First Citizens BancShares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by First Citizens BancShares, Inc.: 333-197474

The following is a slide presentation posted to the First Citizens BancShares intranet on August 1, 2014:

Leadership Teams

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, on July 17, 2014, First Citizens BancShares filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement, containing a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of First Citizens BancShares and First Citizens Bancorporation. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction. Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents are also available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/ and click on the words “Corporate Filings” or direct a request to Proxy Request Post Office Box 27131, Raleigh, N. C. 27611-7131 or call 919.716.7711.

First Citizens Bancorporation - Visit the website at https://www firstcitizensonline com/about/financial/index.html, or direct a request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation is set forth in the Joint Proxy Statement/Prospectus that is part of the Registration Statement referred to above. These documents can be obtained free of charge from the sources indicated above.

The information on First Citizens Bancorporation’s website is not and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.

Executive Leadership Team (ELT)

Corporate Leadership Team (CLT)

Positions report to ELT and direct full corporate functions for the Bank with specific regulatory expectations and requirements; corporate decision-making authority.

Senior Leadership Team (SLT)

Positions report directly to ELT or CLT and manage multiple divisions with specific regulatory expectations and requirements.

Positions report directly to ELT or CLT and manage key division(s) within the headquarters infrastructure; no specific regulatory expectations or requirements.

Sales Management Leadership Team (SMLT)

Positions report directly to ELT and manage regional field or large sales lines of business.

Please note when viewing the following pages that not all SLT members have been officially named yet.

Chairman and Chief Executive Officer

Frank Holding Jr.

Vice Chairman and Corporate Sales Executive

Hope Holding Bryant

President and Corporate Sales Executive

Peter Bristow

Chief Financial Officer

Craig Nix

Chief Operating Officer

Ed Willingham

Chief Strategy Officer

Jeff Ward

Corporate Board Risk Committee

Chief Risk Officer

Blake Coules

Vice Chairman and Corporate Sales Executive

Hope Holding Bryant

Regional Executive Vice President Heartland, Ron Sanchez

Areas: Austin, Colorado, Dallas, Houston, Kansas/Missouri, New Mexico, Oklahoma

Regional Executive Vice President North West, John Keller

Areas: Oregon, Sacramento, Washington-North, Washington-South

Regional Executive Vice President South East, Geary Kinnett

Areas: Georgia East, Georgia West, Greater Miami, North Florida, Palm Beach, Southwest, Florida

Regional Executive Vice President South West, Steve Wise

Areas: Arizona, Greater Los Angeles, Orange County, San Diego

Business Services Executive, Shan Teel

Wealth Management Executive, Michael Wilson

Manager, Strategic CRE Lending, Doug Byrom

President and Corporate Sales Executive

Peter Bristow

Regional Executive Vice President East, Jim Bryan

Areas: Cape Fear, Craven, Cumberland, Franklin, Johnson, Onslow, Pitt

Regional Executive Vice President Mid-Atlantic, John Francis

Areas: Capital, Maryland, Northern Virginia, Roanoke, South Central, Southside, Valleys

Regional Executive Vice President West, Bob Roberts

Areas: Buncombe, Catawba Valley, Forsyth, Guilford, Henderson, High Country, Jackson, Tennessee

Metro Area, Marc Horgan; Triangle Area, Chris Young

Regional Executive Vice President South Carolina, Sharon Bryant (FCB-SC) Commercial Executive, South Carolina, Brendan Chambers (FCB-SC) Mortgage Officer, Dave Keeling (FCB-SC)

Chief Operating Officer

Ed Willingham

Chief Bank Operations Officer, Toby Goodlett (FCB SC) Chief Credit Officer, Rick Holland Chief Human Resources Officer, Lou Davis

Chief Information Officer, Dede Ramoneda

Chief Legal Officer, Barry Harris

Chief Risk Officer, Blake Coules

General Auditor, Don Preskenis

Manager, Corporate Real Estate, Kirk Duncan

Manager, Operations Transition, Denton Lee

Manager, Credit Transition, Will Brown (FCB SC)

Chairman and Chief Executive Officer

Frank Holding Jr.

Corporate Board Risk Committee

Corporate Board Audit Committee

Chief Financial Officer

Craig Nix

Chief Accounting Officer, Lorie Rupp

Manager Basel Compliance Program, Christy Abbott

Manager, Corporate Tax, Kathy Perkinson

Manager, Financial Strategy and Management Reporting, Chris Zych Manager, Financial Systems and Analysis, Tom Eklund (FCB-SC) Manager, Procurement and Vendor Management, Carolyn Jungclas

Treasurer, Elizabeth Bunn

Chief Strategy Officer

Jeff Ward

Manager, Brand Management, Marketing and Communications, Barbara Thompson

Manager, Business Project Management Office, Harold Bost

Manager, Delivery Strategy and Optimization, Karla Mizelle

Manager, Sales Effectiveness, Kate Stackhouse (FCB-SC)